UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Michael S. Falk

ComVest Venture Partners, L.P.

830 Third Avenue

New York, New York 10022

(212) 829-5839

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Alan I. Annex, Esq.

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

June 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 12)

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Venture Partners, L.P. (13-4124841)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,225,942
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,225,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Management, LLC (06-1588640)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,225,942
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,225,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ComVest Group Holdings, LLC (01-0622406)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,225,942
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,225,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,225,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commonwealth Associates Liquidation, LLC (82-0541574)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 377,402
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 377,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Commonwealth Associates Management Company, Inc. (13-3468747)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 377,402
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 377,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael S. Falk (###-##-####)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,227
	8	SHARED VOTING POWER 2,603,344
	9	SOLE DISPOSITIVE POWER 143,227
	10	SHARED DISPOSITIVE POWER 2,603,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,746,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 8 of 12 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2002 and Amendment No. 1 thereto filed with the Commission on October 1, 2004 (together, the “Schedule 13D”), by ComVest Venture Partners, ComVest Management, LLC, ComVest Group Holdings, LLC, Commonwealth Associates Liquidation, LLC, Commonwealth Associates Management Company. Inc and Michael S. Falk (collectively the “Reporting Persons”), with respect to the shares of common stock, par value $0.001 per shares (the “Common Stock”), of OmniComm Systems, Inc., a Delaware corporation with its principal executive offices located at 2101 W. Commercial Blvd., Suite 4000, Fort Lauderdale, Florida 33309. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 2. Identity and Background.

The response to Item 2 is nereby amended and supplemented by adding the following:

This Amendment No. 2 is filed jointly by the Reporting Persons consisting of: (a) ComVest Venture Partners, L.P. (“ComVest”), a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (b) ComVest Management, LLC (“ComVest Management”), a limited liability company organized under the laws of Delaware and the general partner of ComVest, whose principal business is investing in securities, (c) ComVest Group Holdings, LLC (f/k/a Commonwealth Associates Group Holdings, LLC) (“CGH”), a limited liability company organized under the laws of Delaware and the sole member of ComVest Management, whose principal business is investing in securities; (d) Commonwealth Associates Liquidation, LLC (“CAL”), a limited liability company organized under the laws of Delaware, whose principal business is serving as a holding company; (e) Commonwealth Associates Management Company, Inc. (“CAMC”), a corporation organized under the laws of New York and managing member of CAL, whose principal business is management services; and (f) Michael S. Falk (“Falk”), an individual, the Chairman and principal member of CGH, a managing member of ComVest Management and principal stockholder of CAMC.

All of the Reporting Persons who are individuals identified in this Item 2 of this Amendment No. 2 are United States citizens. The business address for each of the Reporting Persons and other individuals identified in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

During the five years prior to the date of this Amendment No. 2, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The response to Item 4 is hereby amended and supplemented by adding the following:

Other than as previously disclosed, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but presently have no specific plans or proposals. However, the Reporting Persons may continue to dispose of shares in the future if they believe market conditions are favorable to such sales.

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 9 of 12 Pages

Item 5. Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(a) ComVest beneficially owns an aggregate of 2,225,942 shares of Common Stock, representing approximately 6.0% of the issued and outstanding shares of Common Stock of the Issuer.

ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 2,225,942 shares of Common Stock, representing approximately 6.0% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by ComVest.

CGH, as the sole member of ComVest Management, may be deemed to beneficially own the 2,225,942 shares of Common Stock, representing approximately 6.0% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by ComVest.

CAL beneficially owns an aggregate of 337,402 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock of the Issuer.

CAMC, as the managing member of CAL, may be deemed to beneficially own the 377,402 shares of Common Stock, representing approximately 1.0% of the issued and outstanding shares of Common Stock of the Issuer, directly beneficially owned by CAL.

Falk may be deemed to be the beneficial owner of an aggregate of 2,746,571 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer consisting of: (a) 2,225,942 shares of Common Stock beneficially owned by ComVest; (b) 377,402 shares of Common Stock beneficially owned by CAL; and (c) 143,227 shares of Common Stock which he directly beneficially owns. In his capacity as controlling equity owner of CAMC, which is the managing member of CAL, the owner of all the interests in ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities’ shares and may therefore be deemed to be the beneficial owner of such securities.

(b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

Name	Number of Shares
Michael Falk	143,227

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) CAL, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 377,402 shares of Common Stock beneficially owned by CAL.

(ii) ComVest, ComVest Management, CGH and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 2,225,942 shares of Common Stock beneficially owned by ComVest.

(c) Since the filing of Amendment No. 1 to the Schedule 13D on October 1, 2004, ComVest has engaged in the following transactions with respect to the Common Stock: (i) sold 35,000 shares of Common Stock on October 4, 2004 for $7,000 representing a per share price of $0.20; (ii) sold 22,178 shares of Common

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 10 of 12 Pages

Stock on October 6, 2004 for $4,436 representing a per share price of $0.20; (iii) sold 30,000 shares of Common Stock on October 8, 2004 for $6,000 representing a per share price of $0.20; (iv) sold 22,500 shares of Common Stock on October 25, 2004 for $4,500 representing a per share price of $0.20; (v) sold 17,148 shares of Common Stock on November 30, 2004 for $3,430 representing a per share price of $0.20; (vi) sold 15,000 shares of Common Stock on December 29, 2004 for $3,000 representing a per share price of $0.20; (vii) sold 333,000 shares of Common Stock on February 2, 2005 for $63,270 representing a per share price of $0.19; (ix) sold 420,000 shares of Common Stock on February 8, 2005 for $79,800 representing a per share price of $0.19; (x) sold 145,000 shares of Common Stock on February 9, 2005 for $27,550 representing a per share price of $0.19; (xi) sold 300,000 shares of Common Stock on February 9, 2005 for $57,000 representing a per share price of $0.19; (xii) sold 179,470 shares of Common Stock on February 9, 2005 for $34,099 representing a per share price of $0.19; (xiii) converted 20,000 shares of Preferred Stock into Common Stock on February 17, 2005 and sold 800,000 shares of Common Stock on the same date for $152,000 representing a per share price of $0.19; (xiv) converted 11,300 shares of Preferred Stock into 257,716 shares of Common Stock on June 20, 2006; (xv) exercised 452,000 warrants for 257,717 shares of Common Stock on June 20, 2006; and (xvi) exercised 3,000,000 warrants for 1,710,509 shares of Common Stock on June 13, 2006.

Since the filing of Amendment No. 1 to the Schedule 13D on October 1, 2004, CAL has engaged in the following transactions with respect to the Common Stock: (i) exercised 330,960 warrants for 188,701 shares of Common Stock on June 20, 2006; and (ii) converted 8,274 shares of Preferred Stock into 188,701 shares of Common Stock on June 20, 2006.

Since the filing of Amendment No. 1 to the Schedule 13D on October 1, 2004, Falk has engaged in the following transactions with respect to the Common Stock: (i) exercised 125,600 warrants for 71,614 shares of Common Stock on June 20, 2006; and (ii) converted 3,140 shares of Preferred Stock into 71,613 shares of Common Stock on June 20, 2006.

(d) Not applicable.

(e) Not applicable.

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August __, 2006	Commonwealth Associates Liquidation, LLC

By: Commonwealth Associates Management Company, Inc., its managing member

By:
Name: Michael S. Falk Title: Principal Stockholder

Commonwealth Associates Management Company, Inc.

By:
Name: Michael S. Falk Title: Principal Stockholder

ComVest Group Holdings, LLC

By:
Name: Michael S. Falk Title: Chairman

ComVest Venture Partners, LP

By: ComVest Management, LLC, its general partner

By:
Name: Michael S. Falk Title: Managing Member

CUSIP NO. 68212 U 10 4	SCHEDULE 13D/A	Page 12 of 12 Pages

ComVest Management, LLC

By: ComVest Group Holdings, LLC, its sole member

By:
Name: Michael S. Falk Title: Managing Member

_______________________________________________ Michael S. Falk, individually